UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
	 	   Washington, D.C. 20549
			 SCHEDULE 13D/A

    Under the Securities Exchange Act of 1934 (Amendment No. 3)

		Software Acquisition Group Inc. II
 			(Name of Issuer)

		    Class A Common Stock
		(Title of Class of Securities)

			  83407F101
		       (CUSIP Number)

		     Fred P. Boy, Esq.
		    Lehman & Eilen LLP
		50 Charles Lindbergh Boulevard
			Suite 505
		Uniondale, New York 11553
	       Telephone No. (516) 222-0888
	(Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

		    March 23, 2021
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).